Institutional Investors Capital Appreciation Fund, Inc.
December 31, 2001

Shareholders Voting Results (Unaudited):

The annual Meeting of Shareholders of the Institutional Investors
Capital Appreciation Fund, Inc., was held on April 18, 2001, at which the shareholders voted on two proposals. Each proposal and the results of the voting are set forth below.

A-Election of Directors-The first proposal concerned the election of five directors to serve a term of office of three years each:

                                     Expiration of Term      For
Timothy A. Dempsey.......................... 2004  406,558
Joseph R. Ficalora.......................... 2004  406,558
Clifford E. Kelsey, Jr. .................... 2004  406,558
Joseph L. Mancino........................... 2004  406,558
Charles M. Sprock.......... ................ 2004  406,558

In addition, Messrs. Robert P. Capone, Chris C. Gagas, Michael
R. Kallet, Robert E. Kernan, Jr., Clifford M. Miller, Ralph, F. Brouty, Harry P. Doherty, Stephen J. Kelly, William A. McKenna, Jr., and Vincent F. Palagiano continue as members of the Board of Directors. Messrs. Dempsey and Kelsey retired from the board in 2001.

B-Ratification of Independent Auditors-The second proposal concerned the ratification of the selection of Arthur Andersen LLP as Independent Auditors of the Fund for the fiscal year ending December 31, 2001. The results of the voting for the proposal were 405,558 for, 0 against, and 0 abstaining.